

June 28, 2024

Kang Liping
Chief Financial Officer
Longduoduo Co Ltd
419 Floor 4 Comprehensive Building
Second Light Hospital, Ordos Street
Yuquan District, Hohhot
Inner Mongolia, China

> **Re: Longduoduo Co Ltd**
> **Form 10-K for the Year Ended June 30, 2023**
> **File No. 333-260951**

Dear Kang Liping:

We issued comments on the above captioned filing on April 18, 2024. On May 31, 2024, we issued a follow-up letter informing you that comments remained outstanding and unresolved, and absent a substantive response, we would act consistent with our obligations under the federal securities laws.

As you have not provided a substantive response, we are terminating our review and will take further steps as we deem appropriate. These steps include releasing publicly, through the agency's EDGAR system, all correspondence, including this letter, relating to the review of your filing, consistent with the staff's decision to publicly release comment and response letters relating to disclosure filings it has reviewed.

Please contact Jeanne Baker at 202-551-3691 or Terence O'Brien at 202-551-3355 if you have questions regarding comments on the financial statements and related matters. Please contact Conlon Danberg at 202-551-4466 or Jessica Ansart at 202-551-4511 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Industrial Applications and
Services